Exhibit 99.1

Brenmiller Energy Reports 2022 Year-End Financial Results and Operational Update

●	$9.2 million in commercial orders received in 2022

●	Momentum acceleration driven by demand for clean, independent energy sources and price-parity with fossil fuel-based heat

●	Project growth expected in 2023 and beyond with production capacity of 4,000 MWh by the end of Q4 2023 to meet demand

●	Production facility expected to support additional sales is funded with non-dilutive credit facility from European Investment Bank

●	Management continues to invest in Company

Rosh Ha’ayin, Israel, March 22, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy”) (Nasdaq: BNRG;TASE: BNRG), a global leader in thermal energy storage (“TES”), today announced financial results for the twelve months ended December 31, 2022, in addition to operational updates.

Company Highlights

●	Utility-scale project with Enel S.p.A. (“Enel”) in the commissioning phase showcases Company as a leader in TES for industrial and utility markets and demonstrates Brenmiller’s operating and execution capabilities to other global energy leaders

●	bGen installation at Enel is the first-ever system of its kind to provide utility-scale thermal energy storage offering commercial and industrial users a viable path toward decarbonization

●	Philip Morris 31.5 MWh TES system in progress

●	Completed bGen installation for New York Power Authority (NYPA) at SUNY Purchase College

●	bGen system installed in Brazil with Fortlev

●	$9.2 million in commercial orders received in 2022

●	Significant increase of commercial orders anticipated based on current project pipeline and the completion of pilot projects now underway

●	Up to 4,000 MWh of production capacity expected by the end of Q4 2023 to meet expected projects

●	Commenced trading on the Nasdaq and closed $7.5 million private placement in May 2022

●	In January 2023, existing investors including the Company’s Chairman & CEO participated in a $3.6 million private placement; management investments in the Company to date total approximately $40 million

●	Won two clean-tech awards: World CleanTech Awards’ 2022 Visionary CleanTech StartUp of the Year Award in Energy Distinction; and The Cleanie Awards® Silver winner for Pioneer in New Technology in the Storage category

Management Commentary

“Our business made significant progress in 2022. bGen installations around the globe are proof of concept that thermal energy storage can deliver affordable and reliable electric heat around the clock. In 2022, we have proven ourselves as a global leader in providing net-zero heat solutions for industrial and utility markets. With a robust pipeline and accelerating commercial momentum, we are optimistic about the year ahead,” stated Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “We believe our company’s current market valuation does not reflect the true value of our assets in addressing what we estimate to be a $60 billion total addressable market.1 While we are subjected to current challenging financial market conditions, we continue to build, perform, and deliver for our customers.”

1	TAM is estimated by Brenmiller based on Grand View Research report Industrial Boilers Market Size, Share & Trends Analysis Report and McKinsey & Company Net Zero Heat report, November 2022: Long Duration Energy Storage

“As a leader in thermal energy storage, we are very proud of our 2022 achievements, including an industry first. For Enel, one of the largest energy companies in the world, we built and inaugurated the first-of-its-kind TES system at an active power plant. It is expected to finish the commissioning stage by the end of the first half of 2023. Through a signed agreement to purchase a 31.5 MWh bGen system, Philip Morris became our first major commercial sale, making Brenmiller one of only a few TES companies already fulfilling industrial-scale orders. We have delivered and responded to numerous requests for proposals, the majority of them in Europe due to high regional energy costs and critical need for energy security and independence. Additionally, we are working to create collaborations with other major companies focused on renewable energy which, once materialized, are expected to encompass revenue-driving projects, as well as possible investments and the build-out of clean energy production plants. We anticipate further expansion of our pipeline. As we expect commercial orders to increase in 2023, we plan to maintain our stable cost structure.”

Project Updates and Summary of Current Operations

●	Enel: Together with Enel, Brenmiller designed, manufactured, and installed a 24 MWh TES system at a combined cycle power plant in Italy. Enel has the option to add additional storage capacity at the site. This is the first thermal storage of its kind in the world to be integrated at an active power plant. Enel integrated the system at the power plant and validated its performance in the field, in challenging operating conditions, and on a large scale. Brenmiller’s bGen unit for Enel is expected to be fully commissioned by the end of H1 2023. The system offers reduced power plant start-up times and greater speed in load variations. It can store excess heat, including energy produced from renewable sources in the form of heat, offering decarbonization services to Enel’s industrial utility customers.

●	Philip Morris: The Company signed a $9.2 million agreement with Philip Morris Romania for the purchase of a bGen TES system. The system will have a capacity of 31.5 MWh, with an option to expand the system to 52.5 MWh, and includes a biomass system and auxiliary equipment. Payments are made based on defined milestones in the agreement. Basic engineering of the system is complete and is moving to the detailed design phase. The next major milestone for this project is the receipt of a building permit, which is expected by the end of Q2 2023.

●	SUNY Purchase: Brenmiller completed the installation of a 0.5 MWh thermal storage-based co-generation station with the New York Power Authority (NYPA) at SUNY Purchase College in New York. The system includes hybrid charging with both exhaust gas and electricity. The project is currently in the commissioning phase and final delivery is expected by the end of Q2 2023.

●	Fortlev: Brenmiller designed, manufactured, and delivered a 1 MWh TES with Fortlev in Brazil. The system uses biomass instead of natural gas, allowing Fortlev to lower greenhouse gas (GHG) emissions.

●	Green Enesys and Viridi RE: Brenmiller signed a Memorandum of Understanding with Green Enesys Deutschland GmbH (“Green Enesys”) and Viridi Energias Renovables Espana, S.L. (“Viridi RE”), two European based developers of green energy projects, to perform engineering studies for incorporating bGen TES for Green Enesys’ and Viridi RE’s proposed green hydrogen production facilities throughout Spain. Green Enesys and Viridi RE are currently developing three green hydrogen projects in Spain, with the goal of decarbonizing the European Union’s industrial, power generation, and transportation sectors. The projects will have a combined capacity to produce over 100,000 tonnes of green methanol annually.

Dimona Israel Production Facility

Brenmiller’s production facility in Dimona, Israel, currently under construction, will have the capacity to produce up to 4,000 MWh of bGen thermal storage modules annually. The facility, which is expected to reach full production capacity by the end of 2023, is financed through a non-dilutive €7.5 million credit facility with the European Investment Bank (“EIB”). The Company made its first draw down on the first of two tranches of the credit facility for €4.0 million in July 2022.

Research, Development and Engineering Expenses, Net

Research, development, and engineering expenses, net of government grants, were $4.62 million in the twelve months ended December 31, 2022, compared to $3.70 million in the twelve months ended December 31, 2021. This increase was primarily due to an increase of $282,000 in raw materials used in our research and development projects and a decrease of $991,000 in government grants received in the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was offset by a decrease of $557,000 in consultants and subcontractors, for the year ended December 31, 2022, compared to the year ended December 31, 2021.

The Company expects research, development, and engineering expenses will materially increase as it continues to develop its storage units and bGen™ technology.

Research, development, and engineering expenses, net breakdown:

	Twelve months ended December 31, 2022
	2022	2021
	USD in thousands (unaudited)
Total research, development, and engineering expenses	4,893	4,966
Less – grants	(275)	(1,266)
Research, development and engineering expenses, net	4,618	3,700

Balance Sheet Update

As of December 31, 2022, Brenmiller had cash and equivalents of $6.5 million. On July 28, 2022, Brenmiller made the first draw of €4.0 million from its €7.5 million credit facility with the EIB.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: its belief that the Company’s thermal energy storage systems will help decarbonize industrial heat production; its commercial collaboration with Enel and that the bGen unit for Enel is expected to be fully commissioned by the end of H1 2023; the success of the current project with Phillip Morris and completion of future milestones for the project; the expected capacity of its projects with Green Enesys and Viridi RE; the success of and expected capacity of and timing to complete its production facility in Dimona, Israel; expected projects in its pipeline and the future potential to address what the Company estimates to be its total addressable market; the potential collaboration with one of the world’s largest companies focused on renewable energy; and the expected increase of its research, development, and engineering expenses. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31
	2022	2021
	USD in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	6,135	8,280
Restricted deposits	34	47
Trade receivables	657	162
Other receivables	584	553
Inventory	935	95
Assets held for sale (Rotem1)	240	-
TOTAL CURRENT ASSETS	8,585	9,137
NON-CURRENT ASSETS:
Cash and cash equivalents – long term	373	-
Restricted deposits	85	179
Right-of-use assets, net	1,462	3,018
Property, plant and equipment:
Plant and equipment, net	1,193	1,583
Advances to equipment supplier	685	-
Rotem 1 project	-	679
Total property, plant and equipment	1,878	2,262
TOTAL NON-CURRENT ASSETS	3,798	5,459
TOTAL ASSETS	12,383	14,596
Liabilities and Equity
CURRENT LIABILITIES:
Short-term bank credit and loans	-	5
Trade payables	246	264
Deferred revenue	418	1,095
Other payables	1,114	1,582
Provisions	8	215
Current maturities of liabilities for royalties	260	41
Current maturities of lease liabilities	606	954
TOTAL CURRENT LIABILITIES	2,652	4,156
NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) loan	3,965	-
Lease liabilities	959	2,448
Liability for share options	-	213
Liability for royalties	2,143	2,236
TOTAL NON-CURRENT LIABILITIES	7,067	4,897
PLEDGES, GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	9,719	9,053
EQUITY:
Share capital	88	79
Share premium	52,502	45,648
Receipts on account of warrants	1,487	1,176
Capital reserve from transactions with controlling shareholders	54,061	54,061
Capital reserve on share-based payments	2,861	1,318
Foreign currency cumulative translation reserve	(1,582)	(1,053)
Accumulated deficit	(106,753)	(95,686)
TOTAL EQUITY	2,664	5,543
TOTAL LIABILITIES AND EQUITY	12,383	14,596

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended December 31
	2022	2021	2020
	USD in thousands (except per share data)

REVENUES:
Licensing fees	1,500	-	-
Thermal energy storage units sold	-	285	-
Engineering services	20	110	-
	1,520	395	-
COSTS AND EXPENSES:
COST OF REVENUES	(1,935)	(4,051)	(122)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	(4,618)	(3,700)	(3,913)
FACILITIES LAUNCHING EXPENSES	-	-	(343)
MARKETING AND PROJECT PROMOTION EXPENSES, NET	(1,222)	(747)	(370)
GENERAL AND ADMINISTRATIVE EXPENSES	(4,465)	(2,586)	(1,466)
ROTEM 1 PROJECT – IMPAIRMENT AND CLOSURE LOSS, NET	(171)	(82)	(2,973)
OTHER EXPENSES, NET	(737)	(295)	(143)
OPERATING LOSS	(11,628)	(11,066)	(9,330)
FINANCIAL INCOME	919	1,073	963
FINANCIAL EXPENSES	(358)	(355)	(1,114)
FINANCIAL INCOME, NET	561	718	(151)
LOSS FOR THE YEAR	(11,067)	(10,348)	(9,481)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRNECY	(529)	(14)	(64)
COMPREHENSIVE LOSS FOR THE YEAR	(11,596)	(10,362)	(9,545)
LOSS PER ORDINARY SHARE (in Dollars) -
Basic loss	(0.76)	(0.87)	(1.19)
Fully diluted loss	(0.76)	(0.94)	(1.19)

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